Exhibit 99.1

        Falconbridge Limited Management Information Circular

FALCONBRIDGE LIMITED
BCE Place
181 Bay Street, Suite 200
Toronto, Ontario M5J 2T3

Notice of the Annual Meeting of Shareholders

        NOTICE IS HEREBY GIVEN that the annual meeting of the shareholders of Falconbridge Limited (the "Corporation") will be held at the Design Exchange, Trading Floor, 234 Bay Street, Toronto, Ontario on Thursday, April 21, 2005, commencing at 2:00 p.m. (Toronto time) for the following purposes:

1.
to receive the consolidated financial statements of the Corporation for the year ended December 31, 2004 together with the report of the auditors thereon;

2.
to elect directors;

3.
to appoint an auditor and to authorize the directors to fix the auditor's remuneration; and

4.
to transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

        Full particulars of the foregoing matters are set forth in the accompanying management information circular. A copy of the 2004 Annual Report of the Corporation containing the consolidated financial statements of the Corporation as at and for the year ended December 31, 2004 together with the report of the auditor thereon accompanies this notice.

        Shareholders are invited to attend the meeting. Shareholders who are unable to be present at the meeting are requested to date, complete, sign and return the accompanying proxy in the envelope provided for that purpose, not later than 48 hours prior to the meeting.

DATED at Toronto, Ontario, this 10th day of March, 2005.

By Order of the Board of Directors

(Signed) Stephen K.Young
Secretary

FALCONBRIDGE LIMITED

Management Information Circular

SOLICITATION OF PROXIES

        This management information circular (the "Circular") is furnished in connection with the solicitation by the management of Falconbridge Limited (the "Corporation" or "Falconbridge") of proxies for use at the annual meeting of shareholders of the Corporation (the "Meeting") to be held on Thursday, April 21, 2005 at the Design Exchange, Trading Floor, 234 Bay Street, Toronto, Ontario commencing at 2:00 p.m. (Toronto time), and at any adjournment thereof, for the purposes set forth in the Notice of Meeting (the "Notice"). The solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers, employees or representatives of the Corporation. All costs of solicitation will be borne by the Corporation. The information contained herein is given as at March 1, 2005, unless otherwise indicated.

APPOINTMENT OF PROXIES

        The persons named in the enclosed form of proxy are officers of the Corporation. Each shareholder has the right to appoint a person other than the persons named in the enclosed form of proxy, who need not be a shareholder of the Corporation, to represent such shareholder at the Meeting or any adjournment thereof. Such right may be exercised by inserting such person's name in the blank space provided in the form of proxy and striking out the other names or by completing another proper form of proxy.

VOTING INSTRUCTIONS

Registered Shareholders

        There are two methods by which registered shareholders ("Registered Shareholders"), whose names are shown on the books or records of the Corporation as owning the common shares ("Common Shares"), can vote their Common Shares at the Meeting: in person at the Meeting, or by proxy. Should a Registered Shareholder wish to vote in person at the Meeting, the form of proxy included with the Circular should not be completed or returned; rather, the Registered Shareholder should attend the Meeting where his or her vote will be taken and counted. Should the Registered Shareholder not wish to attend the meeting or not wish to vote in person, his or her vote may be voted by proxy through one of the methods described below and the shares represented by the proxy will be voted or withheld from voting, in accordance with the instructions as indicated in the form of proxy, on any ballot that may be called for, and if a choice was specified with respect to any matter to be acted upon, the shares will be voted accordingly.

        A Registered Shareholder may vote by proxy by using one of the following four methods: (i) the paper form of proxy to be returned by mail or delivery; (ii) the Internet voting procedure; (iii) the telephone voting procedure; and (iv) facsimile. The methods of using each of these procedures are described below:

        Voting by Mail.    A Registered Shareholder may vote by mail or delivery by completing, dating and signing the enclosed form of proxy and depositing it with Computershare Trust Company of Canada ("Computershare") using the envelope provided or by mailing it to Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th floor, Toronto, Ontario M5J 2Y1, or to the Corporate Secretary of the Corporation, by no later than the close of business on Tuesday, April 19, 2005, or if the Meeting is adjourned, by no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

        Voting by Internet.    A Registered Shareholder may vote over the Internet by accessing the following website: www.computershare.com/ca/proxy. In order to submit a proxy via the Internet, the holder account number and access number, provided on the form of proxy, must be entered. Please see the form of proxy for additional information on Internet voting. Registered Shareholders may vote (and revoke a previous vote) over the Internet by no later than the close of business on Tuesday, April 19, 2005, or if the Meeting is adjourned, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

        Voting by Telephone.    A Registered Shareholder may vote by telephone by calling the toll-free number provided on the form of proxy. In order to submit a proxy via telephone, the holder account number and access number, provided on the form of proxy, must be entered. Please see the form of proxy for additional information on telephone voting. Registered Shareholders may vote (and revoke a previous vote) by telephone by no later than the close of business on Tuesday, April 19, 2005, or if the Meeting is adjourned, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

        Voting by Facsimile.    A Registered Shareholder may vote by facsimile by completing, dating and signing the enclosed form of proxy and returning it by facsimile to Computershare at (416) 263-9524. The form of proxy must be received by no later than the close of business on Tuesday, April 19, 2005, or if the Meeting is adjourned, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

        A proxy must be in writing and must be executed by the Registered Shareholder or by an attorney authorized in writing or, if the Registered Shareholder is a corporation or other legal entity, by an authorized officer or attorney. Voting by mail or by Internet are the only methods by which a Registered Shareholder may choose an appointee other than the Management appointees named on the proxy.

Non-Registered Shareholders

        In the Circular and the enclosed form of proxy and Notice, all references to shareholders are to Registered

        Shareholders of Common Shares. Only Registered Shareholders of Common Shares, or the persons they appoint as their proxies, are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a holder (a "Non-Registered Shareholder" or "Beneficial Owner") are registered either:

  (i)
  in the name of an intermediary (an "Intermediary") that the Non-Registered Shareholder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

  (ii)
  in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

        There are two kinds of Beneficial Owners, those who object to their name being made known to the Corporation, referred to as objecting beneficial owners ("OBOs") and those who do not object to the Corporation knowing who they are, referred to as non-objecting beneficial owners ("NOBOs"). In accordance with the requirements of National Instrument 54-101-Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation has opted this year to distribute copies of the Notice, Circular, the enclosed form of proxy and the Corporation's 2004 Annual Report (which includes management's discussion and analysis of financial condition and results of operations and consolidated financial statements for the fiscal year ended December 31, 2004) (collectively, the "Meeting Materials") to NOBOs directly. Whereas, the Meeting Materials will continue to be distributed to OBOs through clearing houses and Intermediaries, who often use a service company (such as ADP Investor Communications) to forward meeting materials to Non-Registered Shareholders.

  The Meeting Materials are being sent to both Registered and Non-Registered Shareholders of the securities. If you are a Non-Registered Shareholder, and the Corporation or its agent has sent these Meeting Materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

  By choosing to send the Meeting Materials to NOBOs directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Objecting Beneficial Owners ("OBOs")

        Intermediaries are required to forward Meeting Materials to OBOs unless an OBO has waived the right to receive them. Generally, OBOs who have not waived the right to receive Meeting Materials will either:

  (i)
  be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) and is restricted as to the number of shares beneficially owned by the OBO but which is otherwise not completed. This form of proxy need not be signed by the OBO. In this case, the OBO who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare, by mail addressed to Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th floor, Toronto, Ontario M5J 2Y1 or by facsimile at 416-263-9524 or by following the instructions contained on the proxy for telephone or Internet voting, as applicable, or with the Corporate Secretary of the Corporation; or

  (ii)
  more typically, be given a voting instruction form ("VIF") which must be completed and signed by the OBO in accordance with the directions on the VIF (which may in some cases permit the completion of the VIF by telephone, the internet or facsimile).

Non-Objecting Beneficial Owners ("NOBOs")

        NOBOs can expect to receive the Meeting Materials with a VIF from the Corporation's transfer agent, Computershare (or Computershare Investor Services Inc.). These VIFs are to be completed and returned to Computershare in the envelope provided or by following the instructions contained on the VIF for facsimile, telephone or Internet voting. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

        The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a VIF wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a VIF, follow the corresponding instructions on the form.

        In any event, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies or Computershare, as the case may be.

REVOCATION OF PROXIES

        A shareholder who has given a proxy has the power to revoke it as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy and may do so (1) by delivering another properly executed proxy bearing a later date and depositing it as aforesaid, including within the prescribed time limits noted above; (2) by depositing an instrument in writing revoking the proxy executed by the shareholder or by the shareholder's attorney authorized in writing (i) at the registered office of the Corporation (BCE Place, 181 Bay Street, Suite 200, Toronto, Ontario M5J 2T3) at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the Chairman of the Meeting, prior to its commencement, on the day of the Meeting or any adjournment thereof; (3) by attending the Meeting in person and so requesting; or (4) in any other manner permitted by law.

        A Non-Registered Holder may revoke a VIF or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a VIF or of a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

VOTING AND DISCRETION OF PROXIES

        On any ballot that may be called for, the shares represented by proxies in favour of the persons named by management of the Corporation will be voted for or against, or voted for or withheld from voting on, the matters identified in the proxy, in each case in accordance with the instructions of the shareholder. In the absence of any instructions on the proxy, it is the intention of the persons named by management in the accompanying form of proxy to vote (a) for the election of management's nominees as directors; (b) for the appointment of management's nominee as auditor and the authorization of the directors to fix the remuneration of the auditor; and (c) in accordance with management's recommendations with respect to amendments or variations of the matters set out in the Notice or any other matters which may properly come before the Meeting.

        The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations of the matters identified in the Notice or any other matters that may properly come before the Meeting. As at the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters that may properly come before the Meeting other than the matters referred to in the Notice.

ELECTRONIC ACCESS TO PROXY-RELATED MATERIALS AND ANNUAL AND QUARTERLY REPORTS

        The Corporation is offering to its shareholders the opportunity to receive future proxy circulars, annual reports and quarterly reports electronically through the Internet rather than receiving paper copies in the mail. If you are a Registered Shareholder you can choose this option by following the instructions in your form of proxy. Please see your form of proxy or VIF for more information on electronic access to these materials. If you hold your shares through an Intermediary, please refer to the information provided by your Intermediary on how to receive these documents electronically.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

        As at March 1, 2005, the authorized capital of the Corporation consisted of an unlimited number of Common Shares, of which 180,030,448 Common Shares were issued and outstanding and an unlimited number of preferred shares, issuable in series, of which 89,835 cumulative preferred shares series 1, 4,787,283 cumulative preferred shares series 2 and 3,122,882 cumulative preferred shares series 3 were issued and outstanding.

        Only the Common Shares may be voted at the Meeting. A holder of record of Common Shares as at the close of business on March 11, 2005 (the "Record Date") is entitled to one vote for each Common Share held by him or her. The affirmative vote of a majority of the votes cast at the Meeting is required for approval of each matter set forth in this Circular.

        To the knowledge of the directors and officers of the Corporation, as of the date of this Circular Noranda Inc. ("Noranda"), which beneficially owns 105,759,100 Common Shares, representing approximately 58.7% of the issued and outstanding Common Shares, is the only person or company that owns beneficially, directly or indirectly, more than 10% of the outstanding Common Shares. Noranda is a publicly-traded company listed on the Toronto and New York stock exchanges. On March 9, 2005, the Corporation announced that its board of directors had approved an offer by Noranda (the "Noranda Offer") to acquire all of the outstanding Common Shares not owned by Noranda or any of its affiliates (including any Common Shares that may be issued upon exercise of stock options) in exchange for common shares of Noranda on the basis of 1.77 common shares of Noranda for each Common Share. See "ELECTION OF DIRECTORS".

        The management of the Corporation understands that Brascan Corporation ("Brascan") and associated companies own 122,597,952 common shares (or approximately 41.3% of the issued and outstanding common shares of Noranda) and convertible debentures of Noranda convertible into 2,722,323 common shares of Noranda. Brascan is a publicly-traded company listed on the Toronto and NewYork stock exchanges.

        Brascan's major shareholder is Partners Limited ("Partners") who, together with its shareholders, collectively own, directly or indirectly, exercise control or direction over, or have options and warrants to acquire, approximately 45 million Class A Limited Voting Shares of Brascan, representing approximately 17% of the outstanding Class A Limited Voting Shares of Brascan on a fully diluted basis, and 85,120 Class B Limited Voting Shares of Brascan, representing all of the outstanding Class B Limited Voting Shares of Brascan. Messrs. Balogh, Cockwell, Harding, Kerr, Pannell and Regent, presently Falconbridge directors and nominees referenced below, are shareholders of Partners.

        In accordance with the Business Corporations Act (Ontario), the Corporation will prepare a list of holders of Common Shares on the Record Date. Each holder of Common Shares named in the list will be entitled to vote the Common Shares shown opposite his or her name on the list at the Meeting, except to the extent that the holder has transferred any of his or her shares after the Record Date and the transferee of those shares produces properly endorsed certificates evidencing the transferred shares or otherwise establishes that he or she owns the transferred shares and requests in writing, not later than the close of business on April 11, 2005, that the Corporation's transfer agent include his or her name on the list of holders of Common Shares entitled to vote at the Meeting, in which case the transferee is entitled to vote the transferred shares at the Meeting.

Election of Directors

        The number of directors of the Corporation to be elected at the Meeting is 11. Each director will hold office until the next annual meeting of shareholders of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the by-laws of the Corporation.

        The 11 persons whose names are set forth below are management's nominees for election as directors of the Corporation. All of such persons are currently directors of the Corporation. It is intended that, on any ballot that may be called for relating to the election of directors, the shares represented by proxies in favour of management will be voted for the election of such persons as directors of the Corporation, unless a shareholder has specified in his or her proxy that his or her shares are to be withheld from voting in the election of directors. If, prior to the Meeting, any of such persons becomes unable or unwilling to serve as a director, discretionary authority will be exercised and the shares represented by proxies in favour of management will be voted for the election of such other person or persons as directors in accordance with the best judgment of management, unless a shareholder has specified in his or her proxy that his or her shares are to be withheld from voting in the election of directors. Management is not aware that any of such persons will be unable or unwilling to serve as a director.

        Those directors who are currently members of the Audit Committee, Human Resources and Compensation Committee, Corporate Governance Committee and the other committees of the Board of Directors are indicated below. The Corporation does not have an Executive Committee. The information as to Common Shares beneficially owned or controlled is not within the knowledge of management and has been furnished by the respective nominees for election.

        In connection with the Noranda Offer, the Corporation and Noranda entered into a support agreement (the "Support Agreement") dated March 8, 2005 pursuant to which Noranda has agreed to make the Noranda Offer and, subject to the satisfaction of certain conditions, to take up Common Shares tendered to the Noranda Offer. Noranda has covenanted in the Support Agreement that, assuming completion of the Noranda Offer, it will take such action to ensure that the Noranda Board of Directors includes each of the nominees for election as directors of the Corporation set forth below, other than Aaron W. Regent. If the Noranda Offer or any related subsequent acquisition transaction results in Noranda acquiring all of the outstanding Common Shares, it is anticipated that Noranda would take action to reconstitute the Corporation's board of directors. For a more detailed description of the Noranda Offer, please refer to the Corporation's material change report dated March 10, 2005, which is incorporated by reference in this Circular and is available on SEDAR at www.sedar.com. Upon request, the Corporation will promptly provide a copy of such material change report free of charge to a securityholder of the Corporation.

NOMINEES FOR ELECTION AS DIRECTOR

Alex G. Balogh Ontario, Canada
Director since September 1989
Corporate Director

Formerly Deputy Chairman of Noranda Inc. (1994-2003) and Chairman of Falconbridge Limited (1994-2003). Directorships include: Noranda Inc., Strongco Inc., Brascan Power Inc. and Cambior Inc. Mr. Balogh also serves on the Advisory Council of Sentient Global Resources Fund. He is Chairman of the National Advisory Board, Minerals and Metals Science and Technology, and is past Chairman of the International Council of Metals and the Environment. In addition, Mr. Balogh is a metallurgical engineer.	Member of the Corporate Governance and Environment, Health and Safety Committees Direct and Indirect(1) Ownership: 1,000 — Common Shares 2,179 — Deferred Share Units Nil — Options

Jack L. Cockwell Ontario, Canada
Director since December 1995
Group Chairman, Brascan Corporation
(Asset management company)

Formerly Brascan's President and Chief Executive Officer for 12 years. Directorships include: Brascan Corporation and its affiliates, Brookfield Properties Limited, Brascan Power Inc., Noranda Inc., Norbord Inc. and Fraser Papers Inc. Mr. Cockwell is also Chairman of the Board of Trustees of the Royal Ontario Museum and a director of Astral Media Inc. and the C.D. Howe Institute.	Chair of the Human Resources and Compensation Committee Direct and Indirect(1) Ownership: 2,000 — Common Shares Nil — Deferred Share Units Nil — Options

Robert J. Harding FCA Ontario, Canada
Director since July 2000
Chairman, Brascan Corporation

Directorships include: Brascan Corporation (Chairman) and the following Brascan group companies: BPO Properties Corporation (Chairman), Noranda Inc., Norbord Inc. and Fraser Papers Inc. Mr. Harding is also a Director of Burlington Resources Inc. and is Chairman of the Board of Governors of the University of Waterloo, Chair of Campaign Waterloo and Trustee and Vice Chair of the United Way of Greater Toronto.	Chair of the Pension Investment Committee and member of the Corporate Governance and Human Resources and Compensation Committees

Direct and Indirect(1) Ownership:
1,000 — Common Shares
Nil — Deferred Share Units
Nil — Options

David W. Kerr, CA Ontario, Canada
Director since September 1989
Chairman of the Corporation and of Noranda Inc.

Chairman of Noranda Inc. and previously President and CEO of Noranda Inc. Past Chairman of the International Council on Mining and Metals. Directorships include: Brascan Corporation, Shell Canada Limited, Sun Life Financial Inc. and Sustainable Development Technology Canada. Mr. Kerr is also Chairman of the Toronto Rehabilitation Hospital Foundation.	Direct and Indirect(1) Ownership: 1,000 — Common Shares Nil — Deferred Share Units Nil — Options

G. Edmund King Ontario, Canada
Director since June 1994
Partner, DeCew Capital Corporation
(Financial services)

Formerly Chairman and Chief Executive Officer of CIBC Wood Gundy Corporation and formerly Chairman of WIC Western International Communications Inc. Directorships include: Rockwater Capital Corporation, Caldwell Partners Ltd., the Canadian Cardiology Society and the Centre of Addiction and Mental Health Foundation.	Chair of the Corporate Governance Committee and member of the Human Resources and Compensation, Independent Directors' and Pension Investment Committees

Direct and Indirect Ownership:
1,000 — Common Shares
2,179 — Deferred Share Units
Nil — Options

Neville W. Kirchmann, CA (SA) Ontario, Canada
Director since December 1997
President, Kirchmann Holdings Ltd. (Holding company)

Previously President and CEO of Coca-Cola Canada and Southern Africa. Formerly President and CEO of The Princess Margaret Hospital Foundation. Directorships include: Clearly Canadian Beverage Corporation, Fibre Connections Inc. and Interlink Community Cancer Nurses (Chairman). Mr. Kirchmann is also Chair of the Development Committee and a Board Member of The Princess Margaret Hospital Foundation.	Chair of the Audit Committee and member of the Human Resources and Compensation and Independent Directors' Committees

Direct and Indirect Ownership:
1,000 — Common Shares
5,620 — Deferred Share Units
Nil — Options

Mary Mogford, ICD.D. Ontario, Canada
Director since December 1995
Corporate Director

Former Deputy Minister of Finance and Deputy Minister of Natural Resources for the Province of Ontario. Directorships include: MDS Inc., Potash Corporation of Saskatchewan Inc., Sears Canada, Sears Canada Bank and the Altamira Advisory Council. Ms. Mogford is also a Director of The Hospital for Sick Children and a Trustee of The Toronto Symphony Foundation.	Chair of the Environment, Health and Safety Committee and member of the Audit, Corporate Governance and Independent Directors' Committees

Direct and Indirect Ownership:
1,000 — Common Shares
3,865 — Deferred Share Units
Nil — Options

Derek G. Pannell, ing, BSc, ARSM Ontario, Canada
Director since April 2001
President and Chief Executive Officer, Noranda Inc.

Appointed President and CEO of Noranda Inc. in June 2002. Previously President and COO of Noranda and CEO of Falconbridge Limited, Vice-President of Compañía Minera Antamina in Peru and President of Brunswick Mining and Smelting. Directorships include: Noranda Inc. and the Mining Association of Canada. Mr. Pannell is also an Honorary Professor of the Universidad Nacional de Ingenéria, Lima, Peru.	Member of the Environment, Health and Safety and Human Resources and Compensation Committees Direct and Indirect(1) Ownership: 1,000 — Common Shares Nil — Deferred Share Units Nil — Options

David H. Race Ontario, Canada
Director since April 1994
Corporate Director

Chairman Emeritus of CAE Inc. and previously President and CEO of CAE Inc. (1985-1993). Mr. Race is also an Honorary Director of the Bank of Nova Scotia and Laureate of the Canadian Business Hall of Fame.	Member of the Audit, Environment, Health and Safety, Corporate Governance and Independent Directors' Committees

Direct and Indirect Ownership:
1,000 — Common Shares
3,400 — Deferred Share Units
Nil — Options

Aaron W. Regent, CA Ontario, Canada
Director since February 2002
President and Chief Executive Officer of the Corporation

Previously Executive Vice-President and CFO of Noranda Inc., President and CEO of Trilon Securities Corporation and Senior Vice-President and CFO of Brascan Corporation. Directorships include: Compañía Minera Doña Inés de Collahuasi S.C.M., C.D. Howe Institute, The Nickel Development Institute (Chairman), The National Ballet of Canada and The Hospital for Sick Children Foundation.	Direct and Indirect(1) Ownership: Nil — Common Shares 20,688 — Deferred Share Units 153,500 — Options

James D. Wallace, FCA Ontario, Canada
Director since January 2001
President, Pioneer Construction Inc. (Road construction)

Director of the following public companies: Osprey Media Group Inc. and Northstar Aerospace Inc. Mr. Wallace is also a director of Northern Ski Company Limited, Krisjefdon Limited, Ethier Sand & Gravel Limited and Alexander Centre Industries Limited. Other directorships: Councillors of Ontario's Promise: The Partnership for Children and Youth, Northeastern Smart Growth Panel and Cancer Care, Ontario. Mr. Wallace is also past Chair of Laurentian University.	Chair of the Independent Directors' Committee and Member of the Audit, Human Resources and Compensation and Pension Investment Committees

Direct and Indirect Ownership:
10,000 — Common Shares
5,346 — Deferred Share Units
Nil — Options

NOTE:

(1)
Management understands that, in addition to Common Shares owned directly, these nominees' indirect interest in Common Shares held through Partners and Brascan (see "VOTING SHARES AND PRINCIPAL SHAREHOLDERS") results in their each exceeding the share ownership expectation described under the heading "COMPENSATION OF DIRECTORS".

        Each of the proposed nominees was elected to his or her present term of office by the shareholders of the Corporation at a meeting in respect of which the Corporation circulated to shareholders a management information circular.

Executive Compensation

HUMAN RESOURCES AND COMPENSATION COMMITTEE

        The Human Resources and Compensation Committee (the "HR Committee") of the Board of Directors is responsible for reviewing overall compensation strategy, objectives and policies; annually reviewing and assessing the Chief Executive Officer's performance against pre-agreed objectives; reviewing performance assessments of other senior executive officers; ensuring that appropriate succession plans are in place and reviewing executive appointments; and administering the Corporation's executive compensation program including providing recommendations to the Board of Directors with respect to the compensation of the senior officers of the Corporation. The members of the HR Committee are Jack L. Cockwell (Chair), Robert J. Harding, G. Edmund King, Neville W. Kirchmann, Derek G. Pannell and James D.Wallace. The HR Committee met two times during the year ended December 31, 2004.

        Messrs. Cockwell, Harding, King, Kirchmann, Pannell and Wallace are neither executive officers nor employees of the Corporation or any of its subsidiaries.

REPORT ON EXECUTIVE COMPENSATION

        The Corporation's total compensation policy for executives is designed to attract, retain and motivate top quality people at the executive level, compensate executives for performance relative to the established plans and strategy of the business, and motivate executives to maximize the long-term value of the Corporation's assets and business operations. Information on the compensation practices of competitors is reviewed, but does not drive the philosophy or design of the Corporation's programs. The HR Committee focuses on rewarding performance, and not on entitlement nor on excessive levels of employment security. Performance incentives that are tied directly to increases in shareholder value are essential components of the program.

        The HR Committee believes that a high proportion of an executive's compensation should be weighted to variable compensation tied to the Corporation's performance. For executives other than the Corporation's President and Chief Executive Officer, this is achieved by providing base salaries at the median level for comparable companies within the relevant industry and a total compensation package including base salary, incentive payments and other compensation, at or above the median of comparable industries, provided that pre-determined objectives are consistently met and that corporate financial goals are achieved and performance is better than that of comparable industries. In the case of the President and Chief Executive Officer, this is achieved by maintaining base salary and incentive payments below the median level in return for an opportunity to participate at a higher level in the growth in the value of the Corporation's shares.

        The individual components of executive compensation and the objectives of the HR Committee in each case are as follows:

BASE SALARY

        Base salaries of the Corporation's executives are reviewed annually to ensure that they reflect the contribution of each executive. The Corporation believes that base salaries should be based on the median level for comparable companies within the relevant industry, adjusted to reflect a higher weighting to variable compensation for the most senior executives.

INCENTIVE PAYMENTS

Variable Compensation Plan

        The annual Variable Compensation Plan (the "VCP") generates cash incentives based on corporate, business unit and individual performance. Target awards, expressed as a percentage of salary, have been established for each eligible position. Corporate and business unit performance is determined on the basis of the Corporation's return on net assets ("RONA"). All of the Named Executive Officers (defined below) participated in the Corporation's VCP in 2004.

LONG TERM INCENTIVE PLANS

Stock Option Plan

        The objective of the Stock Option Plan, originally established in June 1994 and subsequently amended in 1997 and 2002 (the "SOP"), is to advance the interests of the Corporation by providing executives and certain other employees with a financial incentive for the continued improvement in the performance of the Corporation and encouragement to continue employment with the Corporation.

        The Board may from time to time in its discretion grant stock options to officers and other employees of the Corporation or of any subsidiary pursuant to the SOP. Under this Plan the Corporation grants options to purchase Common Shares at a fixed price, being the closing price of the Common Shares on the Toronto Stock Exchange on the last trading day immediately preceding the date of the grant. The maximum number of Common Shares issuable under the SOP is 10 million. This represents approximately 5.6% of currently outstanding Common Shares.

        Generally, for the Named Executive Officers, options are granted annually in the range of two to three times base salary (determined by multiplying the number of Common Shares under option by the exercise price). The total number of options to be granted to any one participant under the SOP shall not exceed 5% of the issued and outstanding Common Shares immediately after the grant of the option. These options vest 20% on each of the first five anniversaries of the date of the grant, and are exercisable over a ten year period from the date of grant. Accelerated vesting clauses for options granted prior to 2003 no longer apply to any grants after 2002. An option is not assignable.

        Under the SOP, the Board has the discretion to grant options having up to a 10-year term. All presently outstanding stock options have a 10-year term or will expire on the earlier of the following dates:

  (i)
  90 days from the date of early retirement, termination of employment (other than for cause, or as a result of the transfer of such participant's employment originally with any of the Corporation, a subsidiary of the Corporation, a joint venture entity in which the Corporation holds an interest, or any predecessor of the Corporation, to another entity within the foregoing group of entities with the consent or on the direction of the Corporation), death or permanent disability of the participant; or

  (ii)
  3 business days from the date of termination of employment of the participant for cause;

provided, however, that in respect of any option which would expire pursuant to (i) and (ii) above, the Board may extend the expiry date in its discretion to a date not beyond the 10-year term.

        The Board, subject to stock exchange rules and shareholder approval, as applicable, may from time to time make, amend and repeal such provisions under the SOP as it may deem expedient for the purposes of carrying out the SOP. During the past year, the Board approved one amendment to the SOP to the effect that outstanding options held by employees who transfer their services to a related, but non-controlled, entity (such as a joint venture) shall continue under their terms without termination due to the technical change in the participant's employment status. This amendment was provided to the Toronto Stock Exchange for its pre-approval and does not require shareholder approval to be effective.

        All of the Named Executive Officers were granted Falconbridge options approved by the Board of Directors on February 1, 2005 (the "2005 Grant") and all of the Named Executive Officers were granted Falconbridge options approved by the Board of Directors on February 4, 2004 (the "2004 Grant"). Messrs. Kukielski and Severin were also granted Noranda options approved by the Noranda Board of Directors on February 3, 2005 and February 10, 2004 to recognize their dual management responsibility with respect to Falconbridge and Noranda. The market price of the 2005 grant was $30.43 and of the 2004 grant was $30.60. As at March 1, 2005, options to acquire an aggregate of 7,922,000 Common Shares of the Corporation have been granted under the SOP.

        The Board of Directors has established a policy requiring all Named Executive Officers from time to time to hold, for at least one year, the "net shares" of the Corporation received from the exercise of options granted on or after February 5, 2003. For this purpose, "net shares" means the number of Common Shares obtained through the exercise of such options, less the number of Common Shares required to be sold in order to make payment of (a) the aggregate exercise price of the options, and (b) any income taxes attributable to the gain on exercise of the options.

Common Shares Authorized for Issuance under the SOP

        The following table sets forth information with respect to the SOP under which Common Shares are authorized for issuance as of the financial year ended December 31, 2004. The Corporation has no equity compensation plan which has not been approved by its security holders.

Equity compensation plans approved by security holders (SOP)		Percentage of current issued and outstanding Common Shares
Number of Common Shares to be issued upon exercise of outstanding options	2,499,242	1.4%
Weighted-average exercise price of outstanding options	$19.59
Number of Common Shares remaining available for future issuance under the SOP	2,021,000	1.1%

MANAGEMENT DEFERRED SHARE UNIT PLAN (THE "MDSUP")

        The MDSUP was approved by the Board of Directors in 2002. Under this plan, senior officers designated by the HR Committee may, at their option, receive all or a portion of their VCP award in the form of Deferred Share Units ("Units"). The VCP awards are converted to Units based on the closing price of the Common Shares on the Toronto Stock Exchange on the last trading day immediately preceding the date of the award. The portion of the VCP award elected to be received in Units by the executive may, at the discretion of the HR Committee, be increased by a factor of up to two times for purposes of calculating the number of Units to be allocated under the MDSUP. Units are credited with dividend equivalents when dividends are paid on the Common Shares.

        The Units vest over a five-year period and participants are only allowed to redeem the Units upon cessation of employment through retirement, resignation, termination or death, after which time the Units will terminate unless redeemed by the last day of the first calendar year that commences after retirement, resignation, termination or death. The cash value of the Units when redeemed will be equivalent to the market value of an equivalent number of Common Shares at the time of cessation of employment with the Corporation. In connection with 2004, none of the Named Executive Officers elected to take deferred share units.

OTHER COMPENSATION

        Other components of the total compensation program for executives are the Pension Plans, the Benefit Plans, the Executive Perquisite Program and the Employee Share Savings Plan ("ESSP"). These are taken into account in assessing the competitiveness of the overall executive compensation.

        The Pension Plans provide comprehensive coverage through the defined benefit and defined contribution plans. Messrs. Laezza and Severin participate in the Falconbridge Retirement Income Plan (a defined benefit plan) and Messrs. Regent, Kukielski and Doolan participate in the Noranda Retirement Annuity Plan. Mr. Regent participates in the defined contribution option and Messrs. Kukielski and Doolan participate in the defined benefit option.

        In 2003, the Falconbridge Executive Group Benefit Plan was discontinued and Messrs. Laezza and Severin participated in the standard Falconbridge Employee Benefit Plan. Messrs. Regent, Kukielski and Doolan participated in the Noranda Flexible Benefits Plan. Effective January 1, 2004, all executives, except Mr. Kukielski, participate in the Falconbridge Flexible Benefits Plan for all Falconbridge (non-bargaining) employees. This plan provides comprehensive and competitive benefit coverage options. Mr. Kukielski participates in the Noranda Flexible Benefits Plan which is an identical plan to the Falconbridge Flexible Benefits Plan.

        Effective January 1, 2003, individual executive perquisites were eliminated and a new Executive Perquisite Program was introduced. All executives participate in the Executive Perquisite Program which provides a cash payment on a semi-annual basis in lieu of perquisites previously offered by the Corporation such as financial planning, parking, executive benefit plan, etc. The executives can allocate this perquisite allowance in any manner in which they wish. In addition, executives are eligible for a company-leased vehicle subject to capital cost limits set by the Corporation and a company sponsored annual executive medical.

        Under the Employee Share Savings Plan, all eligible employees (including executives) may make a base contribution of up to 5% of their gross base salary and bonus payments, and a supplemental contribution of up to 5% of their gross base salary and bonus payments, towards the purchase of Common Shares, with the Corporation contributing 30% of the base contribution towards the purchase of additional Common Shares. All employees enrolled in the plan participate on the same basis. Mr. Kukielski participates in the Noranda ESSP which is a plan for Noranda common shares that is identical to the Falconbridge ESSP.

COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

        Mr. Regent was appointed President and Chief Executive Officer of the Corporation effective June 2, 2002. In 2004 Mr. Regent's annual salary was $340,000, consistent with the HR Committee's belief of maintaining base salary and incentive payments for the Chief Executive Officer below the median level of the marketplace in return for the opportunity to participate at a higher level in the growth in the value of the Corporation's shares.

        Mr. Regent participates in the Corporation's VCP at a target award percentage of 60% of base salary established by the HR Committee. The performance measures used to determine the annual variable compensation payment, and the weighting attached to each measure, are:

  20% based on the overall RONA results of the Corporation;

  10% based on Economic Value Added;

  30% based on attaining and exceeding established performance criteria, which include the following:

  •
  Strong financial performance of the Corporation against specific short and longer term objectives and established targets;

  •
  Effective leadership and direction to the organization, ensuring the advancement of short and longer term strategies of the various business and support units;

  •
  Strategic positioning of the Corporation for profitable growth and success, ensuring the integrity of new and expansion project selection and implementation and joint venture opportunities;

  •
  Continued high standards of corporate governance and responsible corporate performance;

  •
  Continued strategic focus and commitment with respect to environment, health and safety ("EHS") issues and continuous improvement in EHS performance;

  •
  Continued effective advancement and management of succession plans, employee development plans and human resource best practices; and

  •
  Ongoing open communications and relationships with shareholders, the investment community, employees and the communities and countries in which the Corporation operates.

        Mr. Regent was awarded a payout under the Corporation's 2004 VCP of $480,500. The Committee's assessment of Mr. Regent's performance included the following:

  •
  Strong operating results achieved in 2004; Corporate financial RONA and return on equity targets exceeded; earnings per share increased to US$3.71 in 2004 from US$1.03 in 2003

  •
  Record production achieved at Raglan, Collahuasi and Lomas Bayas sites;

  •
  Continued disciplined focus on pipeline of attractive growth projects and advancing projects and expansion plans, short and long term;

  •
  New Corporate Governance Guidelines established; Code of Ethics and Terms of Reference for all Board Committees revised; upgraded website disclosure to address new regulatory requirements;

  •
  Six Sigma Stage Gate (a program providing effective quality control and process improvement) processes well established; 64 Six Sigma projects completed with benefits of US$29 million;

  •
  Major projects such as Collahuasi and Montcalm completed ahead of plan and under budget; bankable feasibility study completed for Koniambo ferronickel project in New Caledonia;

  •
  Continued strategic focus on EHS performance; significant improvements with respect to reportable injury frequencies, lost time injury frequencies and injury severity frequencies; and

  •
  Succession and leadership development plans in place for key positions across the Corporation; programs extended throughout organization and high potential management programs enhanced.

        Mr. Regent was granted options to purchase 36,500 Common Shares under the SOP at the market price of $30.43 per share. Mr. Regent also has secured loans under the Noranda executive loan program which was discontinued in 2002. An aggregate balance of $2,500,000 remains outstanding. These loans are secured by common shares of Noranda and securities of Partners and its publicly-traded associated companies.

SUMMARY COMPENSATION TABLE OF NAMED EXECUTIVE OFFICERS

        The following table sets forth a summary of compensation earned during the years ended December 31, 2004, 2003 and 2002 by Mr. Regent, Mr. Doolan, the Senior Vice-President and Chief Financial Officer of the Corporation, as well as the other three most highly compensated officers who served as executive officers at the end of 2004 (collectively, the "Named Executive Officers").

		Annual Compensation			Long-Term Compensation
Name & Principal Position	Year	Salary ($)	VCP Payment ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	MDSUP Units (#)	All Other Compensation ($)
Aaron Regent President and Chief Executive Officer	2004 2003 2002	340,000 325,000 305,962	480,500 250,000 200,000	33,512 31,176 12,613	36,500 35,000 82,000	— — —	— 8,170 12,012	19,250 15,982 13,750
Michael Doolan Senior Vice-President & Chief Financial Officer	2004 2003 2002	225,000 210,000 190,000	97,650 92,316 25,600	26,228 29,172 —	16,000 11,500 21,000	— — —	— — —	4,757 1,429 1,269
Peter Kukielski Executive Vice-President, Projects	2004 2003 2002	375,000 310,417 270,000	304,875 149,283 48,000	32,239 31,377 —	17,000 24,500 NRD 14,000 22,000 NRD 42,500 118,000 NRD	— — —	— 3,659 —	5,616 5,369 —
Joseph Laezza President, Nickel Business Unit	2004 2003 2002	300,000 258,000 235,167	261,000 154,800 43,000	26,754 28,988 29,442	21,500 18,000 32,000	— — —	— — —	2,726 337,589 1,829
Paul Severin Senior Vice-President, Exploration	2004 2003 2002	248,000 242,000 230,167	218,026 91,960 30,100	23,622 25,217 21,061	9,000 13,000 NRD 8,500 13,000 NRD 15,000 16,000 NRD	— — —	— — —	675,923 225,954 1,790

NOTES:

VCP Payment

For Messrs. Laezza and Severin, this amount includes a payment under the VCP of $186,000 and $151,776, respectively, as well as the payment of a retention bonus in December 2004 of $75,000 and $66,250, respectively. For Messrs. Regent, Kukielski and Doolan, the amount is their payment under the VCP.

Other Annual Compensation

For all of the Named Executive Officers, the amounts include an executive perquisite allowance, car benefit, and executive medical benefit. The value of the perquisite allowance and other benefits for each Named Executive Officer does not exceed the lesser of $50,000 and 10% of the total of annual base salary and bonus.

Securities Under Options Granted

These grants consist of options to purchase Common Shares granted under the Falconbridge SOP and to purchase Noranda common shares granted under the Noranda stock option plan (the "Noranda SOP"). Messrs. Kukielski and Severin were also granted Noranda stock options in respect of 2004 and 2003 to recognize their dual management responsibility for business groups under both Falconbridge and Noranda. The above and all other references to Noranda options granted, exercised or valued throughout this Executive Compensation section are noted as "NRD".

Management Deferred Share Unit Plan

There were no Units granted on February 1, 2005, in respect of 2004 compensation.

All Other Compensation

In the case of Messrs. Kukielski, Laezza and Doolan, the amounts include the Corporation's contributions under the ESSP. These individuals participated in the ESSP on the same basis as all other participating employees. Under the ESSP, employees can contribute up to 5% of their salary towards the purchase of Common Shares, with the Corporation contributing cash to the extent of 30% of eligible contributions towards the purchase of additional Common Shares. In Mr. Regent's case, this includes the Corporation's actual contribution to the Noranda Retirement Annuity Plan — Defined Contribution option of $13,288. In respect of Mr. Severin, this also includes gains through the exercise of Falconbridge stock options under the SOP in 2004. Mr. Severin exercised 53,000 options in 2004. Of these, 3000 were subject to the "Exercise and Hold" requirement for Named Executive Officers and only the number of shares required to a) cover the exercise price of the option and b) any personal income taxes attributable to the gain, were sold. The balance of option shares was issued to him under a share certificate pursuant to the holding requirement for Named Executive Officers.

STOCK OPTION PLAN

        The following table sets forth a summary of grants of stock options under the SOP to the Named Executive Officers and includes the most recent grants made in February 2005 as well as stock options granted during the financial year ended December 31, 2004. Messrs. Kukielski and Severin were also granted options under the Noranda SOP in recognition of their dual management responsibilities for both the Corporation and Noranda.

Name	Date of Grant	Securities Under Options Granted (#)	Percent of Total Options Granted to Employees in Financial Year (%)	Exercise or Base Price ($/Security)	Expiration Date	Market Value of Securities Underlying Options on Date of Grant ($/Security)
Aaron Regent	February 1, 2005	36,500	8.43	30.43	January 31, 2015	30.43
	February 4, 2004	35,000	9.20	30.60	February 3, 2014	30.60
Michael Doolan	February 1, 2005	16,000	3.69	30.43	January 31, 2015	30.43
	February 4, 2004	11,500	3.02	30.60	February 3, 2014	30.60
Peter Kukielski	February 1, 2005	17,000	3.93	30.43	January 31, 2015	30.43
	February 3, 2005	24,500 NRD	2.84	21.66	February 2, 2015	21.66
	February 4, 2004	14,000	3.68	30.60	February 3, 2014	30.60
	February 10, 2004	22,000 NRD	2.56	20.37	February 9, 2014	20.37
Joseph Laezza	February 1, 2005	21,500	4.97	30.43	January 31, 2015	30.43
	February 4, 2004	18,000	4.73	30.60	February 3, 2014	30.60
Paul Severin	February 1, 2005	9,000	2.08	30.43	January 31, 2015	30.43
	February 3, 2005	13,000 NRD	1.50	21.66	February 2, 2015	21.66
	February 4, 2004	8,500	2.23	30.60	February 3, 2014	30.60
	February 10, 2004	13,000 NRD	1.51	20.37	February 9, 2014	20.37

        The following table sets forth, on an aggregate basis, details of the exercise of stock options. Where a Named Executive Officer holds stock options under both the SOP and the Noranda SOP, this is noted on two separate lines. All numbers for each Named Executive Officer include options granted up to and including February 28, 2005 and all share values are as at February 28, 2005. The first line for all the Named Executive Officers represents the SOP options granted. The second line represents Noranda options granted; in the case of Messrs. Regent and Doolan, Noranda options were granted prior to 2003.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at February 28, 2005 Exercisable/Unexercisable (#)	Value of Unexercised in the Money Options at February 28, 2005 Exercisable/Unexercisable ($)
Aaron Regent	—	—	39,800/113,700	$676,460/$1,317,895
			193,500/20,000 NRD	$1,430,925/$145,000 NRD
Michael Doolan	—	—	10,700/37,800	$176,030/$386,390
			44,800/11,200 NRD	$313,760/$78,440 NRD
Peter Kukielski	—	—	14,800/58,700	$241,300/$721,215
			62,000/140,500 NRD	$418,398/$713,382 NRD
Joseph Laezza	—	—	89,600/60,500	$1,508,542/$679,953
Paul Severin	—	—	18,100/30,200	$323,522/$368,888
			9,000/33,000 NRD	$63,790/$126,300 NRD

NOTE:

An option is "in the money" at February 28, 2005 if the market price of the option on that date exceeds the exercise price of the option. The value of unexercised options at February 28, 2005 is equal to the difference between the market price of the options at February 28, 2005 and the exercise price of the options. The market price for both Falconbridge and Noranda is the closing price of $36.10 and $22.80, respectively, on February 28, 2005.

Management Deferred Share Unit Plan

        Total liabilities under the MDSUP, including Mr. Regent and executive officers other than the Named Executive Officers, are 27,274 Units with an aggregate unit value as at the closing price of $36.10 on February 28, 2005 of $984,591.

Pension Plans

RETIREMENT INCOME PLAN ("RIP")

        Messrs. Laezza and Severin participate in the Retirement Income Plan ("RIP"), a defined benefit retirement plan for Canadian based salaried employees.

        The RIP provides comprehensive coverage on a defined benefit basis and it includes features such as partial protection against inflation, several retirement options including retirement after 30 years of service, a supplemental temporary pension until age 65, and survivor benefit of 66 2/3% of the basic pension.

        The following table sets forth the total annual retirement benefits payable under the Falconbridge RIP to participants in the specified compensation and years of service categories, assuming retirement at age 65:

	Years of Service
Remuneration ($)
	15 years	20 years	25 years	30 years	35 years	40 years
200,000	45,000	60,000	75,000	90,000	105,000	120,000
300,000	67,500	90,000	112,500	135,000	157,500	180,000
400,000	90,000	120,000	150,000	180,000	210,000	240,000
500,000	112,500	150,000	187,500	225,000	262,500	300,000
600,000	135,000	180,000	225,000	270,000	315,000	360,000
700,000	157,500	210,000	262,500	315,000	367,500	420,000

NOTE:

Remuneration for a year for the purposes of the RIP of an Executive (including the Named Executive Officers) includes base salary and the lesser of the actual amount and the target amount of the annual VCP. The pension benefits are based on 1.5% of the best 3 year average pensionable earnings times the numbers of years of service.

        For purposes of computing the total retirement benefits, Mr. Laezza's estimated years of credited service at normal retirement age (65) are 35 years and Mr. Severin's are 41 years.

        The Named Executive Officers who participate in the RIP have, to date, accrued retirement income benefits that exceed Canada Revenue Agency's maximum pension limits. The excess benefits of Messrs. Laezza and Severin are payable directly by the Corporation.

        The 2004 current service costs and 2004 year-end total accounting liabilities are shown in the table below, for each of Messrs. Laezza and Severin. These amounts include pension benefits under both registered and supplemental retirement plans of Falconbridge Limited. Each Executive Officer is fully vested in respect of their pension benefits accrued to date.

	2004 Current Service Cost	2004 Year-end Liability
Joseph Laezza	$41,000	$1,177,000
Paul Severin	$37,000	$1,866,000

        Service cost represents the actuarial value of the projected pension earned in the current year. The value has been determined using the same actuarial methods and assumptions as those used to determine the December 31, 2003 year-end pension obligation disclosed in the financial statements in the 2003 Falconbridge Annual Report. Accrued liabilities represent the actuarial value of the projected pension for service to the valuation date. The values have been determined using the same actuarial methods and assumptions as those used to determine the December 31, 2004 year-end pension obligation as disclosed in the financial statements in the 2004 Falconbridge Annual Report.

        Since the actuarial methods and assumptions used to determine the estimated amounts will not be identical to the methods used by other companies, the figures may not be directly comparable across companies.

RETIREMENT ANNUITY PLAN ("RAP")

        Messrs. Regent, Kukielski and Doolan participate in the Retirement Annuity Plan — Noranda Group. In October 2001, the Noranda Board of Directors approved an amendment to the RAP and effective January 1, 2002, the plan allowed members to elect conversion, on a voluntary basis, to a new defined contribution option on both a past and future service basis. To limit retirement benefit liability, an annual remuneration (base salary and annual VCP) level of $275,000 has been established as the maximum average remuneration eligible for pension calculations effective January 1, 2002.

        Mr. Regent elected to participate in the defined contribution option ("RAP-DC"). The contributions made into Mr. Regent's RAP-DC account in 2004 were $16,500. In addition to the basic 5% employer contribution, the 4% voluntary contribution made by Mr. Regent was matched at 50% for an additional 2% employer contribution, under the terms of the Plan. In addition to the $16,500 (maximum contribution in a defined contribution registered plan specified by Canada Revenue Agency), $2,750 was allocated by the Corporation into a notional account under the terms of this Plan once the maximum was reached.

        Messrs. Kukielski and Doolan elected to continue participating in the defined benefit option ("RAP-DB"). The following table shows the total annual retirement benefits payable under such retirement plan to participants at the specified remuneration levels and years of credited service categories, assuming retirement at age 65.

PENSION PLAN TABLE (CANADIAN SALARIED EMPLOYEES)

	Retirement Benefits by Years of Credited Service ($)
Annual Remuneration ($)(1)
	5 years	10 years	15 years	20 years
125,000	10,250	20,525	30,775	41,050
150,000	12,450	24,900	37,350	49,800
175,000	14,625	29,275	43,900	58,550
200,000	16,825	33,650	50,475	67,300
225,000	19,000	38,025	57,025	76,050
250,000	21,200	42,400	63,600	84,800
275,000 and above	23,375	46,775	70,150	93,550

NOTE:

(1)
The pension benefit is calculated on the basis of the average of the best 60 months of pensionable earnings prior to retirement. Effective January 1, 2002 pensionable earnings include base pay and earnings paid from the VCP, Bonus Plan or Profit Sharing Plan that are set from time to time by the Board.

        The amounts shown are payable for life and guaranteed for five years. The RAP-DB formula contains a partial offset for the Canada Pension Plan benefit. The amounts shown are after adjustment for the estimated offset. Noranda requires a pensioner to choose a joint and survivorship pension wherein the member's surviving spouse will be entitled to a pension of not less than 66 2/3% of the member's pension unless the spouse waives this condition. The conversion from the amounts shown in the table to the amounts payable under this option is dependent on the age of the spouse at the member's date of retirement and on interest rates at that time.

        For purposes of computing the total retirement benefit, estimated years of credited service at normal retirement age (65) are 20 years for Mr. Kukielski and 20 years for Mr. Doolan.

        The accrued retirement income benefits in the RAP-DB exceed maximum pension benefit limits as specified by Canada Revenue Agency. The excess benefits are payable directly by Noranda.

        The Named Executive Officers who participate in the RAP-DB have, to date, accrued retirement income benefits that exceed Canada Revenue Agency's maximum pension limits.

        The 2004 current service costs and 2004 year-end total accounting liabilities are shown below:

	2004 Current Service Cost	2004 Year-end Liability
Peter Kukielski	$18,000	$65,000
Michael Doolan	$25,000	$189,000

        Service cost represents the actuarial value of the projected pension earned in the current year. The value has been determined using the same actuarial methods and assumptions as those used to determine the December 31, 2003 year-end pension obligation disclosed in the financial statements in the 2003 Noranda Annual Report. Accrued liabilities represent the actuarial value of the projected pension for service to the valuation date. The values have been determined using the same actuarial methods and assumptions as those used to determine the December 31, 2004 year-end pension obligation as disclosed in the financial statements in the 2004 Noranda Annual Report.

        Since the actuarial methods and assumptions used to determine the estimated amounts will not be identical to the methods used by other companies, the figures may not be directly comparable across companies.

Employment Retention Arrangements

        In August 2004, in light of Noranda's announced intention to review various means of maximizing shareholder value and the need to retain the services of certain key executives to ensure the continued efficient leadership of the organization during that period, Noranda set aside US$10 million to be paid to certain members of management of Noranda and the Corporation as performance bonuses ("Performance Bonuses") for key executives who remain throughout this process.

        Once the process is completed, and at the discretion of the Noranda Board (the Falconbridge Board in respect of Mr. Regent), the Performance Bonuses will be payable to certain senior executives including certain of the Named Executive Officers. A number of other senior executives, including Messrs. Laezza and Severin, were paid a portion of the Performance Bonus in December 2004. This amount equaled 25% of base salary as noted on the Summary Compensation Table. For these executives the Performance Bonus will include this amount and in total result in an amount of between 30% and 90% of base salary being paid when the process is completed.

        The Corporation also entered into employee agreements ("Employee Agreements") with each of Messrs. Regent and Kukielski. The Employee Agreements provide for severance arrangements equivalent to a lump sum payment of two years' base salary and bonus in the event of constructive dismissal as a result of a change in control of Noranda. As well, Noranda and the Corporation, as applicable, will continue benefits, to the extent they may do so legally and in compliance with the benefits plans in existence at the time, at a level substantially equivalent to those provided while the executive was employed for a period of two years. Where this is not possible, Noranda or the Corporation, as applicable, will reimburse the senior officer for all reasonable expenses incurred to replace such benefits, as well as reimburse him, to a maximum of $15,000, for legal, financial, outplacement or other professional services incurred in connection with the cessation of his employment.

        Any shares held under the Noranda executive loan program will be released to the employee upon repayment of any outstanding loans. Options held under the SOP will vest in accordance with the terms determined under the Plan.

PERFORMANCE GRAPH

        The following graph compares the percentage change in the Corporation's cumulative total shareholder return on its Common Shares with the cumulative total return of the S&P/TSX Composite Index (the "S&P/TSX") and the S&P/TSX Canadian Diversified Metals and Mining Index over the period from December 31, 1999 to December 31, 2004:

FIVE-YEAR CUMULATIVE TOTAL RETURN ON $100 INVESTMENT
December 31, 1999 — December 31, 2004

Source: TSX Market Data Services

NOTES:

(1)
Assumes dividends were re-invested on the ex-dividend date.

(2)
The TSX Mining and Metals Index, phased out by the Toronto Stock Exchange in 2003, was used as a comparison in the Corporation's previous management information circulars.

COMPENSATION OF DIRECTORS

        Directors of the Corporation who are not employees of the Corporation are compensated for their services as directors, attending meetings of the Board of Directors and of committees of the Board of Directors, through an annual retainer fee payable quarterly. The annual retainer paid to each director is $55,000. An additional annual retainer fee of $5,000 is paid to the Chair of the Audit Committee.

        The retainer fees otherwise payable during 2004 to Messrs. Kerr and Pannell, and those to Messrs. Cockwell and Harding, were paid to Noranda and Brascan, respectively. The Corporation does not pay compensation for the President and Chief Executive Officer's services as a director.

        The Corporation maintains a deferred share unit plan for non-employee directors ("the DSUPD") to enhance the Corporation's ability to attract and retain high quality individuals to serve as members of the Board and to promote a greater alignment of interests between non-employee members of the Board and the shareholders of the Corporation. Under the DSUPD, as amended in 2003, the annual director retainer fee for non-employee directors (the "Eligible Directors") is paid entirely in deferred share units, subject to the right of a director, at his or her option elected on a yearly basis, to receive (a) up to 50% of such fees in cash; or (b) up to 100% of such fees in cash if the director holds deferred share units and Common Shares with an aggregate cost or value of at least $275,000 (five times the annual retainer). Fees payable in the form of deferred share units are credited to an account maintained for the Eligible Director on the books of the Corporation as of the third business day following release of the Corporation's quarterly or annual results (the "Valuation Date"). The number of deferred share units (including fractions thereof) to be credited as of the Valuation Date is determined by dividing the amount of the fees to be deferred by the closing price of the Common Shares as reported on the Toronto Stock Exchange as of the Valuation Date. Deferred share units are credited with dividend equivalents when dividends are paid on the Corporation's Common Shares. An Eligible Director will receive a payment in cash or Common Shares on the fourth business day following the next release of the Corporation's quarterly results immediately following his or her termination of service on the Board of Directors.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

        The Corporation maintains directors' and officers' liability insurance coverage under a $25 million primary policy and two excess policies totaling $25 million (each held by Brascan). Each of the policies extends coverage to the Corporation, certain of its subsidiary and associated companies and certain other companies designated by Brascan (in each case, an "Insured Organization"), which share the combined annual policy limit of $50 million, subject to a corporate deductible of $1 million per loss for the Corporation.

        Generally, under this insurance coverage an Insured Organization is reimbursed for indemnity payments made to directors or officers as required or permitted by law or under by-law indemnity provisions for losses, including legal costs, incurred by directors and officers in their capacity as such. This policy also provides coverage directly to individual directors and officers without any deductible if they are not indemnified by the Insured Organization. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or to have resulted in personal profit or advantage.

        All policies were effective November 1, 2004 at a combined aggregate premium to the Corporation of $46,746 of which an estimated $12,859 was payable in respect of its directors as a group and $33,901 was payable in respect of its officers as a group. Each policy is for a period of one year with terms and premiums established on each renewal.

Interests of Insiders (Informed Persons) and Others in Material Transactions

        In 2002, the Corporation and Noranda agreed to merge certain of their respective management functions. As a result there are a number of officers of the Corporation who are also officers of Noranda and a number of business functions of each company are managed jointly.

        To ensure that all transactions between the Corporation and Noranda are fair and equitable, each company has adopted an Inter-Company Transactions Policy ("Policy"). This Policy sets forth the principles under which all dealings between the two companies are to be conducted including:

  •
  guidelines for the fair and equitable allocation of common costs as well as the appropriate sharing of synergy gains realized through the combination of resources;

  •
  guidelines for the handling of new business opportunities;

  •
  guidelines for the sharing of common employees and support functions and the appropriate allocation of the associated costs; and

  •
  procedures to be followed by Falconbridge management and employees to ensure all transactions with Noranda are fair and represent arms-length terms including the obtaining of market valuations and reference of specified transactions to the Independent Directors' Committee of the Corporation who ensure that the principles set forth in the Policy are adhered to and that the interests of the Corporation are protected in all dealings with Noranda.

        The Corporation has an agreement with a subsidiary of Noranda whereby it acts as the sales agent for all products, other than sulphuric acid and indium, produced by the Corporation's Kidd Creek Operations. The Corporation has also entered into a supply agreement with another subsidiary of Noranda, which will purchase and resell the Corporation's output of sulphuric acid. The Corporation also has agreements with various Noranda group companies for the purchase of custom feeds, the toll treatment of copper concentrates, blister copper and refinery slimes, and the sale of metals. The agreements with the Noranda group companies are negotiated in the best interest of the Corporation, on an arms-length basis at market terms.

        Accounts receivable in the Corporation's consolidated statements of financial position as at December 31, 2004 includes US$43 million receivable from Noranda under the sales agreements and nil from net purchases of material by Noranda. Accounts payable in the Corporation's consolidated statements of financial position includes US$28 million for the purchase of materials from Noranda.

        During the year ended December 31, 2004, the following amounts were paid in connection with production and marketing transactions with Noranda group companies: US$140 million in respect of materials purchased from and smelting and refining fees paid to Noranda; and US$1 million in respect of commissions and agency fees. US$5 million was paid to Noranda in fees relating to sulphuric acid sales during the year ended December 31, 2004. The Corporation received the following amounts in connection with transactions with Noranda group companies for the same period: US$121 million in respect of sales of materials and technology; and nil in other income.

        On March 8, 2005, the Corporation and Noranda entered into the Support Agreement. See "ELECTION OF DIRECTORS".

Statement of Corporate Governance Practices

INTRODUCTION

        The Board of Directors believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value. The Board of Directors regularly assesses the Corporation's governance systems to fulfill its commitment to ensure the continuance of effective corporate governance.

        In 1995, the Toronto Stock Exchange ("TSX") issued guidelines for effective corporate governance (the "TSX Guidelines"), and subsequently amended the guidelines with a view to further improving listed company compliance and corporate governance. In late 2004, the Canadian Securities Administrators ("CSA") published proposed National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices (collectively, the "CSA Guidelines"). At the same time, the TSX published for comment its proposal to replace its current corporate governance requirement under the TSX Guidelines with the requirement for issuers to instead disclose corporate governance practices in accordance with the CSA Guidelines.

        On a review of the corporate governance best practices identified in the proposed CSA Guidelines, the Board of Directors believes that its existing practices, outlined below, are comprehensive and generally consistent with all of the indicated best practices. The Corporation's specific disclosure relative to these guidelines is set out in Schedule "A" to this Circular.

        This Statement of Corporate Governance Practices has been reviewed by the Corporate Governance Committee and approved by the Board of Directors.

BOARD MANDATE

        The responsibility of the Board of Directors is to supervise the management of the business and affairs of the Corporation in accordance with the best interests of the Corporation and all of its shareholders. In discharging its responsibility, the Board of Directors reviews the performance of the President and Chief Executive Officer and oversees and reviews the development and implementation of the following significant corporate plans and initiatives:

  •
  the Corporation's strategic planning and budgeting process;

  •
  the identification of the principal risks to the Corporation's business and the implementation of systems to manage these risks;

  •
  succession planning, including appointing, training and monitoring senior management;

  •
  the Corporation's public communications policies and continuous disclosure record; and

  •
  the Corporation's internal controls and management information systems.

        The Board of Directors meets at least five times a year, and more frequently if required. In 2004, the Board met 7 times, including one strategy meeting. At each of these meetings, an in camera session was held without management present.

BOARD COMPOSITION

        The Board of Directors is composed of 11 directors. All directors are elected annually.

        Noranda holds approximately 58.7% of the Common Shares of the Corporation and as such is the controlling shareholder of the Corporation. See "VOTING SHARES AND PRINCIPAL SHAREHOLDERS".

        The current slate of 11 directors includes Mr. Regent, the President and Chief Executive Officer of the Corporation, five directors who are directors of Noranda (Messrs. Balogh, Cockwell, Harding, Kerr and Pannell) and five directors who have no interest in or relationship with either the Corporation or Noranda (Messrs. King, Kirchmann, Race, Wallace and Ms. Mogford).

Independent Directors

        The Board of Directors believes that five of its current directors, Messrs. King, Kirchmann, Race,Wallace and Ms. Mogford, are independent directors as contemplated by the CSA Guidelines (i.e., each is independent of management and free from any interest in and any business or other relationship with the Corporation which could reasonably be expected to interfere with the exercise of the director's judgment). In determining whether a director is independent, the Board of Directors considers the specific circumstances of a director and the nature, as well as materiality, of any relationship between the director and the Corporation.

Significant Shareholder

        Noranda is a significant shareholder of the Corporation. The TSX Guidelines state that the board of a corporation having a significant shareholder (i.e., a person with the ability to exercise a majority of the votes for the election of directors) should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder, and which fairly reflects the investment in the corporation by other shareholders. Five of the Corporation's directors do not have an interest in or other relationship with either the Corporation or Noranda. Accordingly, the Board of Directors believes that it is composed of the appropriate number of directors who are independent of the Corporation and Noranda.

INDEPENDENCE FROM MANAGEMENT

        The Corporation has an Independent Directors' Committee, further described below, which is composed solely of directors who do not have a material business or other relationship with the Corporation, Noranda, Noranda's largest shareholder, Brascan, or any of their respective subsidiaries. The Chair of this Committee, Mr. Wallace, who fulfills the role of independent lead director of the Board of Directors, reports to the Board on behalf of the Committee on a regular basis. To further ensure the independence of the Board from management, the office of Chairman of the Board is separated from the Chief Executive Officer position and Mr. Kerr, the Chairman of the Board, is not otherwise an executive officer of the Corporation. In addition, the Board's mandate and the practices of its committees provide governance structures and procedures which facilitate the Board functioning independent of management.

BOARD COMMITTEES

        There are six permanent Board committees: the Audit Committee, the Corporate Governance Committee, the Environment, Health and Safety Committee, the Human Resources and Compensation Committee, the Independent Directors' Committee and the Pension Investment Committee. The Board of Directors may also appoint other temporary or permanent committees from time to time for particular purposes.

        The following sets out the Report of the Audit Committee as well as a summary of the responsibilities and activities of the other Board committees.

Audit Committee

        The Audit Committee assists the Board of Directors in carrying out its responsibilities relating to corporate accounting and financial reporting practices. The duties and responsibilities of the Committee include the following:

  •
  reviewing for recommendation to the Board of Directors for its approval the principal documents comprising the Corporation's continuous disclosure record, including interim and annual financial statements and management's discussion and analysis;

  •
  recommending to the Board of Directors a firm of independent auditors for appointment by the shareholders and reporting to the Board of Directors on the fees and expenses of such auditors. The Committee has the authority and responsibility to select, evaluate and if necessary replace the independent auditor. The Committee has the authority to approve all audit engagement fees and terms and the Committee, or a member of the Committee, must review and pre-approve any non-audit services provided to the Corporation by the Corporation's independent auditor and consider the impact on the independence of the auditor;

  •
  overseeing the adequacy and effectiveness of internal controls over the Corporation's accounting and financial reporting systems;

  •
  reviewing the scope, terms and results of external audits and reviews of the Corporation;

  •
  monitoring the actions taken by management with respect to any significant recommendations made by the Corporation's independent auditor;

  •
  reviewing periodic reports from the Treasurer which monitor currency and commodity exposures and activities under the Corporation's stated hedging policies;

  •
  discussing with management and the independent auditor, as appropriate, any audit problems or difficulties and management's response, and the Corporation's risk assessment and risk management policies, including the Corporation's major financial risk exposure and steps taken by management to monitor and mitigate such exposure; and

  •
  establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

        The Committee maintains direct communication during the year with the Corporation's independent auditor and the Corporation's senior officers responsible for accounting and financial matters.

        All of the members of the Audit Committee are independent directors pursuant to Multilateral Instrument 52-110 Audit Committees and each of them is financially literate. The Board of Directors has made the determination that the Audit Committee has at least one member of the Committee who qualifies as an "audit committee financial expert" for the purposes of audit committee rules adopted by the United States Securities and Exchange Commission, and that such person is Neville W. Kirchmann, the Chair of the Audit Committee, who is designated as fulfilling this qualification.

        The members of the Committee during 2004 were Neville W. Kirchmann (Chair), David H. Race, Mary Mogford and James D.Wallace.

Report of the Audit Committee

        During 2004, the Committee met six times: five regularly-scheduled meetings and one additional teleconference meeting. For a portion of each of the four quarterly meetings, the Audit Committee met privately with each of the Corporation's independent auditor and management to discuss and review specific issues. Each of the Committee meetings also included an in camera session without the auditor or management present. The activities of the Audit Committee over the past year included the following:

  •
  reviewing the quarterly interim financial statements of the Corporation and accompanying press releases for public announcement and filing with Canadian and U.S. regulatory authorities;

  •
  reviewing and providing comments on the Corporation's 2003 annual information form prior to filing with Canadian and U.S. (Form 40-F) regulatory authorities;

  •
  reviewing measures taken by management to ensure timely compliance with new continuous disclosure legislation that came into effect in 2004;

  •
  reviewing periodic reports from the Treasurer;

  •
  reviewing on a quarterly basis with the Senior Vice-President, Information Systems, Procurement, Logistics, Enterprise Risk Management and Facilities, the Corporation's ongoing assessment and management of principal business risks as well as the current status of disclosure controls and procedures;

  •
  reviewing the process, completed by management in 2004, of implementing an internal audit function by the adoption of a Charter, Corporate Audit Services and the creation and filling of the new position, Director, Corporate Audit Services;

  •
  reviewing applicable Canadian and U.S. corporate disclosure reporting and control processes, including Chief Executive Officer and Chief Financial Officer certification;

  •
  reviewing Audit Committee governance practices and amending its terms of reference to incorporate new regulatory requirements and independence standards; and

  •
  reviewing the engagement letter with the independent auditors and annual audit fees prior to approval by the Board of Directors, as well as pre-approving non-audit services and their cost prior to commencement both directly and through pre-approval authority delegated by the Audit Committee to its Chair, Neville W Kirchmann.

        The Audit Committee has reviewed and discussed with management and the independent auditor the Consolidated Financial Statements of the Corporation as at December 31, 2004 and Management's Discussion and Analysis in the 2004 Annual Report. Based on that review and on the report of the independent auditor of the Corporation, the Audit Committee recommended to the Board of Directors that such Financial Statements and Management's Discussion and Analysis be approved and filed with Canadian and U.S. regulatory authorities.

        The Audit Committee has recommended to the Board of Directors that the shareholders of the Corporation be requested to re-appoint Deloitte & Touche LLP, Chartered Accountants, as the independent auditor for 2005.

        A copy of the charter of the Audit Committee will be attached as an appendix to the Annual Information Form of the Corporation for the year ended December 31, 2004, which will be available electronically at www.sedar.com. The Annual Information Form will also contain disclosure relating to the composition of the Audit Committee and the qualifications of each of its members.

Corporate Governance Committee

        The Corporate Governance Committee assists the Board of Directors in carrying out its responsibilities in matters of corporate governance as they relate to the Board of Directors. The duties and responsibilities of the Committee include the following:

  •
  developing the appropriate policies and mechanisms to address the changing corporate governance requirements arising from regulations and evolving best practices in this area;

  •
  developing and reviewing, on at least an annual basis, a set of Corporate Governance Guidelines functioning as a written mandate for the Corporation;

  •
  reviewing the role and conduct of the Board of Directors and its committees and the way in which the Board of Directors and its committees carry out their respective duties and responsibilities;

  •
  reviewing the composition of the Board of Directors and its committees and their respective information and time requirements for discharging their responsibilities;

  •
  identifying and recommending for nomination suitable candidates for election as directors and appointment to committees;

  •
  ensuring that a suitable orientation program is available for new directors; and

  •
  reviewing the form and adequacy of compensation for directors.

        The Corporate Governance Committee has the authority to retain any search firm engaged to assist in identifying director candidates, and to retain outside counsel and any other advisors deemed appropriate in its sole discretion. The Committee submits to the Board for consideration and decision, the names of the persons to be nominated for election as directors at the annual meeting of shareholders, or to be appointed to fill vacancies between annual meetings.

        For 2004, the Committee reviewed and approved a form of Board and Committee Effectiveness Survey for distribution to all directors. Under this survey, a director can provide his or her assessments of the respective effectiveness of the Board of Directors and each of its committees for review by the Chair of the Corporate Governance Committee.

        The Corporate Governance Committee met three times during 2004. The members of the Committee during 2004 were G. Edmund King (Chair), Alex G. Balogh, Robert J. Harding, David H. Race and Mary Mogford.

Environment, Health and Safety Committee

        The Environment, Health and Safety Committee assists the Board of Directors in carrying out its responsibilities relating to the promotion and management of environmental, occupational health and hygiene and safety matters. The duties and responsibilities of the Committee include the following:

  •
  ensuring that appropriate and effective environmental, occupational health and hygiene and safety policies and procedures are in place, are operational and are supported by adequate resources;

  •
  reviewing any significant environmental, occupational health and hygiene and safety incidents and issues and making recommendations to management and the Board of Directors; and

  •
  providing support for and encouraging improvement of environmental, occupational health and hygiene and safety performance.

        The Environment, Health and Safety Committee met three times in 2004. The members of the Committee during 2004 were Mary Mogford (Chair), Alex G. Balogh, Derek G. Pannell and David H. Race.

Human Resources and Compensation Committee

        The Human Resources and Compensation Committee assists the Board of Directors in carrying out its responsibilities relating to personnel matters, including performance, compensation and succession. The duties and responsibilities of the Committee include the following:

  •
  reviewing and making recommendations to the Board of Directors on management organization, management development, management succession and changes in management positions;

  •
  developing annual objectives against which to assess the President and Chief Executive Officer and assessing his performance against those objectives;

  •
  reviewing and making recommendations to the Board of Directors on the compensation of the President and Chief Executive Officer and approving the compensation of senior officers reporting to the President and Chief Executive Officer; and

  •
  reviewing and making recommendations to the Board of Directors with respect to the Corporation's employee compensation and benefit plans and arrangements, including the Corporation's stock option and share purchase plans.

        The Human Resources and Compensation Committee met twice in 2004. A part of each meeting is conducted without management present, including for the purpose of specifically discussing the compensation of the President and Chief Executive Officer. The members of the Committee during 2004 were Jack L. Cockwell (Chair), Robert J. Harding, James D.Wallace, Derek G. Pannell, G. Edmund King and Neville W. Kirchmann.

Independent Directors' Committee

        The Independent Directors' Committee is comprised exclusively of directors who do not have material business or other relationships with the Corporation, Noranda, Noranda's largest shareholder, Brascan, nor their respective subsidiaries. The Committee assists the Board of Directors in fulfilling its responsibilities relating to the assessment of related party transactions, including with Noranda, and their impact on the Corporation. The duties and responsibilities of the Committee include the following:

  •
  monitoring that the principles set forth in the Inter-Company Transactions Policy and New Business Opportunities Guidelines are adhered to and that the interests of the Corporation are protected and advanced in all dealings with Noranda;

  •
  reviewing and assessing, on an annual basis or as may be required, any and all related party transactions between Noranda and its subsidiaries and the Corporation;

  •
  considering issues, should they arise, wherein the interests of the minority shareholders may differ or be seen to differ from those of Noranda and its subsidiaries; and

  •
  reviewing or providing recommendations to the Board of Directors on any other matter referred to the Committee by the Board of Directors.

        The Independent Directors' Committee met four times in 2004. The members of the Independent Directors' Committee in 2004 were James D.Wallace (Chair), G. Edmund King, Neville W. Kirchmann, Mary Mogford and David H. Race.

Special Committee

        In the spring of 2004, the Board of Directors formed a special committee, the members of which comprised all of the Independent Directors' Committee members (with Mr.Wallace acting as Chair), for the purposes of monitoring Noranda's announced shareholder maximization initiatives on behalf of the Corporation and its minority shareholders. This Committee met 17 times in 2004.

        In January of 2005, Noranda approached the Corporation's Board of Directors with a view to securing its support for a bid by Noranda for the Common Shares not owned by Noranda. On February 1, 2005, the Board of Directors established a successor special committee (the "Special Committee") comprised of the same directors who constituted the special committee that was established in the spring of 2004. The Special Committee's mandate was to oversee and supervise the negotiation of the Noranda Offer; supervise the preparation of a formal valuation relating to the Noranda Offer as required by Rule 61-501 of the Ontario Securities Commission and Policy Q-27 of the Québec Autorité des marchés financiers; consider all applicable legal and regulatory requirements relating to the Noranda Offer; make recommendations to the Board of Directors as to whether, and as to the appropriate terms and conditions under which, the Board of Directors should, and to the extent applicable, consider approving the Noranda Offer; supervise the preparation of any documents of the Corporation required in connection with the Noranda Offer; and advise the Board of Directors with respect to the recommendation that the Board of Directors should, and to the extent applicable, make to the holders of Common Shares in connection with the Noranda Offer. The Special Committee retained independent legal and financial advisors.

        The Special Committee reviewed the proposed terms of the Noranda Offer, and received from TD Securities Inc., financial advisors to the Special Committee, a formal valuation of the Common Shares and the consideration issuable by Noranda under the Noranda Offer and a fairness opinion with respect to the Offer. Based upon the foregoing, among other considerations, the Special Committee unanimously resolved to recommend that the Board of Directors of the Corporation approve the Noranda Offer and recommend that the Corporation's minority shareholders accept the Noranda Offer and tender to the Noranda Offer.

        On March 9, 2005, the Corporation announced that its Board of Directors had approved the Noranda Offer and that the Corporation and Noranda had entered into the Support Agreement.

Pension Investment Committee

        The Pension Investment Committee assists the Board of Directors in fulfilling its responsibilities relating to the retirement pension plans of the Corporation and its participating subsidiaries and the pension funds established under those plans. The duties and responsibilities of the Committee include the following:

  •
  appointing and reviewing the performance of the trustee, custodian, actuary and investment managers of the plans and funds;

  •
  reviewing and making recommendations to the Board of Directors with respect to the investment policies and goals of the plans; and

  •
  overseeing the operation and administration of the plans and funds in relation to approved investment policies and goals, legal requirements and accepted standards and practices.

        The Pension Investment Committee met three times in 2004.The members of the Committee during 2004 were Robert J. Harding (Chair), G. Edmund King, and James D.Wallace.

SUMMARY OF COMMITTEE MEMBERSHIPS AND RECORD OF ATTENDANCE FOR 2004

        During the year ended December 31, 2004, the Board of Directors and its committees held the following numbers of meetings:

Board of Directors	7
Audit Committee ("AC")	6
Corporate Governance Committee ("CGC")	3
Environment, Health and Safety Committee ("EHSC")	3
Human Resource and Compensation Committee ("HRCC")	2
Independent Directors Committee ("IDC")	4
Pension Investment Committee ("PIC")	3

Total number of meetings held	28

Director	Committee Memberships	Board Meetings Attended	Committee Meetings Attended
Alex G. Balogh	CGC, EHSC	7 of 7	6 of 6
Jack L. Cockwell	HRCC (Chair)	7 of 7	2 of 2
Robert J. Harding	PIC (Chair), CGC, HRCC	7 of 7	5 of 8
David W. Kerr	N/A	6 of 7	N/A
G. Edmund King	CGC (Chair), HRCC, IDC, PIC	7 of 7	12 of 12
Neville W. Kirchmann	AC (Chair), HRCC, IDC	7 of 7	12 of 12
Mary Mogford	EHSC (Chair), AC, CGC, IDC	7 of 7	16 of 16
Derek G. Pannell	EHSC, HRCC	6 of 7	4 of 5
David H. Race	AC, EHSC, IDC, CGC	7 of 7	14 of 14
Aaron W. Regent	N/A	6 of 7	N/A
James D. Wallace	IDC (Chair), AC, HRCC, PIC	6 of 7	14 of 15

        Although not appointed to any Board committee, Messrs. Regent and Kerr generally attend all or part of each committee meeting as resource persons.

DECISIONS REQUIRING BOARD APPROVAL

        In addition to those matters which by law must be approved by the Board of Directors, board approval is required for major acquisitions or dispositions by the Corporation, capital expenditures and other commitments, that are not in the ordinary course of business, in excess of $8,000,000 and for changes in the senior management of the Corporation and its principal operating subsidiaries.

ETHICAL CONDUCT

        The Corporation has a Code of Ethics (the "Code"). All directors, officers and employees of the Corporation are expected to be familiar with the Code and to adhere to those principles and procedures set forth in the Code that apply to them.

        The Board of Directors is ultimately responsible for the application of the Code to the affairs of the Corporation. Any person who becomes aware of any existing or potential violation of the Code is required to promptly notify their supervisor or the person designated for this purpose in their business unit. As an alternative, the Ethics Hotline is available to all employees who wish to confidentially report activities which they feel are not consistent with the spirit and intent of the Code. Failure to report a breach of the Code is itself a violation of the Code.

SHAREHOLDER FEEDBACK

        The Board of Directors believes that management should speak for the Corporation in its communications with shareholders and others in the investment community and that the Board of Directors should be satisfied that appropriate investor relations programs and procedures are in place. The Corporation has an investor relations department to deal with investor relations. In addition, management meets regularly with shareholders and others in the investment community to receive and respond to shareholder feedback.

        The Board of Directors and the Disclosure Committee of the Corporation regularly review the Corporation's major communications with shareholders and the public, including the quarterly press releases, the annual management information circular and the annual report.

        For ease of access by shareholders and the public generally, the Corporation posts on its website at www.falconbridge.com the complete texts of its Code of Business Conduct and Ethics and Corporate Governance Guidelines, as well as the terms of reference for each of the committees of the Board of Directors. The Code of Business Conduct and Ethics is also available on the SEDAR website at www.sedar.com.

EXPECTATIONS OF MANAGEMENT

        The Board of Directors believes that management is responsible for the development of long-term strategies for the Corporation. Meetings of the Board of Directors are held, as required, to specifically review and deal with long-term strategies of the Corporation as presented by senior members of management.

        The Board of Directors appreciates the value of having selected senior officers attend Board meetings to provide information and opinions to assist the directors in their deliberations. The Chair arranges for the attendance of senior officers at board meetings in consultation with the President and Chief Executive Officer.

Auditor Independence

PRINCIPAL ACCOUNTING FIRM FEES FOR FISCAL 2004

        Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte & Touche"), are the principal accountants of the Corporation and its subsidiaries. From time to time, Deloitte & Touche, as well as other accounting and consulting firms, provide information technology consulting and other audit and non-audit services to the Corporation and its subsidiaries. The Audit Committee of the Corporation's Board of Directors has instituted a policy to pre-approve audit and non-audit services. The Audit Committee has considered whether the provision of non-audit services is compatible with maintaining Deloitte & Touche's independence.

AUDIT FEES

        Audit fees of approximately US$1,331,000 include fees and expenses for the audit of the consolidated annual statements of the Corporation and the statements of its subsidiaries, fees for quarterly reviews, fees for consent and comfort letters in connection with the Corporation's prospectus filings and fees for accounting consultations arising during the audit. Audit fees for 2003 were US$1,271,000.

AUDIT RELATED FEES

        Audit related fees for the fiscal year ended December 31, 2004 of approximately US$189,000 include fees for the audit of the Corporation's benefit plans, French translation of the Corporation's Annual Report and other fees. Audit related fees for 2003 were US$91,000.

TAX FEES

        Fees for tax services for the fiscal year ended December 31, 2004 were approximately US$284,000 and US$107,000 for 2003.

ALL OTHER FEES

        Fees were approximately US$41,000 for all other services rendered for the fiscal year ended December 31, 2004. For 2003, fees for other services were US$232,000 including e-procurement systems implementation of US$223,000 and other fees of US$9,000.

Appointment of Auditor

        Deloitte & Touche LLP, Chartered Accountants, currently serve as auditor of the Corporation. It is intended that, on any ballot that may be called for relating to the appointment of auditor, the shares represented by proxies in favour of management will be voted in favour of the reappointment of Deloitte & Touche LLP, Chartered Accountants, as auditor of the Corporation, to hold office until the next annual meeting of shareholders and to authorize the directors to fix the remuneration of the auditor, unless a shareholder has specified in his or her proxy that his or her shares are to be withheld from voting in the appointment of the auditor.

        Additional information relating to the Corporation is on SEDAR at www.sedar.com. Copies of the Corporation's most recent Annual Information Form (together with the documents incorporated therein by reference), upon issuance, the comparative financial statements of the Corporation for the fiscal period ended December 31, 2004, together with a Report of the Auditors thereon, the Management's Discussion and Analysis ("MD&A") of the Corporation's financial condition and results of operations for the fiscal period ended December 31, 2004 and this information circular will be available upon request to the Corporation.

        Financial information regarding the Corporation is contained in the Corporation's comparative financial statements and MD&A for the fiscal period ended December 31, 2004.

General

        The contents and the sending of the Notice of Meeting and this Circular have been approved by the Board of Directors.

DATED at Toronto this 10th day of March, 2005.

By Order of the Board of Directors

Stephen K.Young
Corporate Secretary

Management Information Circular
Schedule A — Corporate Governance Guidelines

        The Board of Directors is of the view that the Corporation's corporate governance practices and procedures are comprehensive and generally consistent with the guidelines proposed by the Canadian Securities Administrators under National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices (collectively, the "CSA Guidelines"). The following sets out the Corporation's current practices in relation to these guidelines.

COMPOSITION OF THE BOARD

Board Independence

        The Board considers that 5 of its 11 directors, Messrs. King, Kirchmann, Race,Wallace and Ms. Mogford, are independent directors as contemplated by the CSA Guidelines. Of the remaining six directors, Mr. Regent is the President and Chief Executive Officer ("CEO") of the Corporation and Messrs. Balogh, Cockwell, Harding, Kerr and Pannell are directors of Noranda, which is the controlling shareholder of the Corporation. Mr. Pannell is the President and Chief Executive Officer of Noranda and Mr. Kerr is also the Chairman of the Board of Directors for both the Corporation and Noranda. The Board has determined that the present composition of independent and non-independent directors provides an appropriate decision-making balance in light of the percentage interest of the Corporation's controlling shareholder. To facilitate the exercise of independent judgment during the course of the Board fulfilling its mandate and meeting its responsibilities, the Independent Directors' Committee meets regularly during the year holding private sessions without members of management present (see also "BOARD COMMITTEES — Independent Directors' Committee" in this Circular). Each of the other committees of the Board has a strong independent director component, operating independent of management, and as a matter of practice also holds a session without management present at each meeting.

        The director information set out under the heading "ELECTION OF DIRECTORS" discloses, as applicable, other issuers of which certain directors of the Corporation are also directors.

Committee Independence

        All committees of the Board are composed solely of non-management directors. Both the Audit Committee and the Independent Directors' Committee are comprised of only independent directors, all of whom are independent of management and the Corporation's controlling shareholder. The Human Resources and Compensation Committee has a majority of independent directors, and the Corporate Governance Committee and the Environment, Health and Safety Committee are each 50% comprised of independent directors. The Pension Investment Committee has three members, two of whom are independent directors. The Board considers the composition of its committees to have an appropriate mix of directors taking into account Noranda's ownership interest.

        See the disclosure under "STATEMENT OF CORPORATE GOVERNANCE PRACTICES" in this Circular for descriptions of each of the Board committees.

Lead Independent Director and Board Chairman

        Mr.Wallace, as Chair of the Independent Directors' Committee, fulfills the role of lead independent director. Mr.Wallace is a key resource person to all Board members in relation to matters specifically requiring input from the independent directors, including issues which affect the minority shareholders as a group. To further ensure the independence of the Board from management, the office of Chairman of the Board has been separated from that of the CEO. Mr. Kerr, the Chairman of the Board, is not otherwise an executive officer of the Corporation. At the quarterly Board meetings, Mr.Wallace reports to the Board on the recent meetings of the Independent Directors' Committee.

BOARD MANDATE

        The Board has developed and adopted as its formal mandate specific Corporate Governance Guidelines. The full text of the Corporate Governance Guidelines is available on the Corporation's website at www.falconbridge.com. The following sets out certain of the principal matters addressed in these Guidelines.

Director Qualifications and Responsibilities

        Based on the recommendations of the Corporate Governance Committee, the Board of Directors selects director nominees considering specified criteria which include: (i) personal qualities and characteristics, accomplishments and reputation in the business community; (ii) current knowledge and contacts in the countries and/or communities in which the Corporation does business and in the Corporation's industry sectors or other industries relevant to the Corporation; (iii) ability and willingness to commit adequate time to Board and committee matters; (iv) the fit of the individual's skills and personality with those of other directors and potential directors in building a board that is effective, collegial and responsive to the needs of the Corporation; and (v) diversity of viewpoints, background, experience and other demographics.

Strategic Planning Process

        The Board meets annually, at the end of the year, and may also have special meetings as required, to review the Corporation's overall business strategies and its annual business plan, as well as major strategic initiatives, to allow for the Board to evaluate whether the Corporation's proposed actions generally accord with shareholder objectives.

Risk Management

        The Board, directly and through the Audit Committee, reviews the principal risks of the Corporation's business to ensure that appropriate systems are in place to manage these risks. A current Enterprise Risk Management Process report, given prior review and analysis by the Corporation's Disclosure Committee, is presented to and reviewed by the Audit Committee each quarter. This report is based on detailed risk analysis generated quarterly under a specified, uniform model by the head of each of the Corporation's global business and functional units.

Succession Planning

        The Board appoints the Chief Executive Officer and other members of senior management.The Board directly, and through the Human Resources and Compensation Committee, reviews succession planning for senior management annually.

Communication Policy

        The Board has approved a Corporate Disclosure Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. Management has also formed a Disclosure Committee that monitors and advises on compliance with this Policy.

Internal Controls

        The Audit Committee, reporting at least quarterly to the full Board, monitors the implementation of appropriate internal control systems. Reporting directly to the Audit Committee are the Director, Corporate Audit Services, in respect of the Corporation's internal audit function, and the Disclosure Committee in respect of internal disclosure controls generally.

Shareholder Feedback

        The Board believes that management should speak for the Corporation in its communications with shareholders and others in the investment community and that the Board should ensure that appropriate investor relations programs and procedures are in place. The Corporation has a communications and investor relations department to deal with shareholder communication. In addition, management meets regularly with shareholders and others in the investment community to receive and respond to shareholder feedback. The Board and the Disclosure Committee of the Corporation review the Corporation's major communications with shareholders and the public including quarterly press releases, the annual management information circular and the annual report.

POSITION DESCRIPTIONS

        The Board's Corporate Governance Guidelines provide a position description for the Chairman of the Board, and the terms of reference for each Board committee set out the criteria for the respective committee Chairs. The terms of reference for the Human Resources and Compensation Committee include a CEO position description and that Committee, on an annual basis, works with the CEO in developing his or her goals and objectives for the ensuing year.

ORIENTATION AND CONTINUING EDUCATION

        New directors are provided with comprehensive information about the Corporation and its affiliates. Directors have the opportunity to meet and participate in work sessions with senior management to obtain insight into the operations of the Corporation and its affiliates.

        Periodically, management prepares additional educational sessions for directors on matters relevant to the Corporation and its business plan and risk profile, and to the statutory and other regulatory regimes having jurisdiction over the Corporation, its business and operations, its continuous disclosure compliance and it corporate governance structure.

        The directors also attend site visits to view the Corporation's operations and facilities.

CODE OF ETHICS

        The Board has adopted a written Code of Ethics (the "Code") of the Corporation, in order to:

  •
  promote, among other things, honest and ethical conduct, including fair dealing and the ethical handling of actual or apparent conflicts of interest;

  •
  promote full, fair, accurate, timely and understandable disclosure;

  •
  promote compliance with applicable laws and governmental rules and regulations;

  •
  protect the Corporation's legitimate business interests, including corporate opportunities, assets and confidential information; and

  •
  deter wrongdoing.

        All directors, officers and employees of the Corporation are expected to be familiar with the Code and to adhere to those principles and procedures set forth in the Code that apply to them.

        The full text of the Code can be found at the Corporation's website at www.falconbridge.com and the SEDAR website at www.sedar.com.

        The Board is ultimately responsible for the application of the Code to the affairs of the Corporation. The Board or its designate would be expected to take all action it considers appropriate to investigate any violations of the Code, and, if a violation is found to have occurred, to take appropriate disciplinary action. No waiver of the Code for executive officers or directors may be made without prior approval by resolution of the Board, and prompt disclosure thereof in accordance with regulatory requirements.

NOMINATION OF DIRECTORS AND GOVERNANCE OVERSIGHT

Corporate Governance Committee

        The Corporate Governance Committee has the responsibility, among other things, for reviewing the credentials of nominees for election or appointment to the Board and for recommending candidates for Board membership. All of the members of the Corporate Governance Committee are non-management directors and a majority of the members are independent directors. The Board considers this to be an appropriate mix taking into account Noranda's ownership interest, and that having an independent Chair of this committee encourages and promotes an objective nomination process.

        The Corporate Governance Committee's terms of reference clearly set out its duties and responsibilities which include the governance process and overall performance of the Board; the skills and experience requirements of directors; Board succession planning; the composition of the various committees of the Board; and the communication process between the Board and management.

        At least annually, the Corporate Governance Committee considers and submits to the Board its recommendations on the composition and profile of the Board, taking into account the ongoing criteria for being a director of the Corporation. The Corporate Governance Committee is also responsible for reviewing the effectiveness of the Board's operations and for assessing the performance of the Board and its directors and the contribution of individual directors. Individual members of the Board are also invited to raise questions and make suggestions regarding these matters for consideration by the Chair of the Corporate Governance Committee. Board members complete an annual survey which identifies areas requiring more information or attention. The Corporate Governance Committee is also responsible for periodically assessing the size of the Board and its committees and making recommendations to the Board, as appropriate.

        The Corporate Governance Committee establishes these criteria for the selection of directors and procedures for identifying possible nominees who meet this criteria. The Committee has the authority to retain any search firm engaged to assist in identifying director candidates, and to retain outside counsel and any other advisors deemed appropriate in its sole discretion. The Committee submits to the Board for consideration and decision, the names of the persons to be nominated for election as directors at the annual meeting of shareholders, or to be appointed to fill vacancies between annual meetings.

COMPENSATION

Human Resources and Compensation Committee

        All of the members of the Human Resources and Compensation Committee are non-management directors and 50% of the members are independent directors. The Board considers this to be an appropriate mix taking into account Noranda's ownership interest, and that the strong independent member component coupled with regular meetings without management allow for a suitably objective process for compensation analysis and consideration.

        The Human Resources and Compensation Committee assists the Board in fulfilling its responsibilities relating to personnel matters, including performance, compensation and succession. The Committee reports its actions and recommendations to the Board after each Committee meeting. The Committee has the authority to retain and terminate a compensation consultant, if required, to assist in the evaluation of CEO or senior executive compensation.

        The Human Resources and Compensation Committee meets with the CEO, and with the Board without the presence of the CEO, at least once each financial year to review and assess the CEO's performance against the established objectives. The Committee reviews the salary and other remuneration of the CEO and recommends changes to the Board for consideration and approval.

        The Human Resources and Compensation Committee also conducts periodic reviews of the salaries and other remuneration of other senior officers and recommends changes to the Board for consideration and approval. The Committee assesses the Corporation's share purchase plan, stock option plan and deferred share unit plan and recommends awards (or changes to previous awards) thereunder, and if appropriate, changes to such plans for Board or shareholder consideration and approval.

BOARD AND COMMITTEE ASSESSMENTS

        The Corporation Governance Committee regularly assesses the effectiveness of the Board and its committees operating as a group. On an annual basis, a form of Board and Committee Effectiveness Survey is distributed to all directors for completion and return to the Chair of the Corporate Governance Committee, who reviews the responses and reports to the Board of Directors. Specific comments, concerns or suggestions made by directors on committee or Board effectiveness may be discussed with them directly on an individual basis in order to maintain an ongoing dialogue to address any possible opportunities for improved governance as they arise. This effectiveness survey process provides an opportunity for directors to make peer evaluations, and also to receive informal feedback from the Chairs of the Board committees on their individual contributions as directors.

FALCONBRIDGE LIMITED
BCE Place
181 Bay Street, Suite 200
Toronto, Ontario M5J 2T3

Telephone 416.982.7111        Facsimile 416.982.7423

www.falconbridge.com
investor@falconbridge.com